UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-54A
NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT
The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:
Name: Highland Distressed Opportunities Fund, Inc.
Address of Principal Business Office (No. & Street, City, State, Zip Code):
     Two Galleria Tower
     13455 Noel Road, Suite 800
     Dallas, Texas 75240
Telephone Number (including area code): (877) 665-1287
Name and address of agent for service of process:
     Highland Distressed Opportunities Fund, Inc.
     Two Galleria Tower
     13455 Noel Road, Suite 800
     Dallas, Texas 75240
     Attention: James D. Dondero, President
Copy to:
     Skadden, Arps, Slate, Meagher & Flom LLP
     Four Times Square
     New York, New York 10036
     Attention: Richard T. Prins, Esq.
Check one of the following:

☑	The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: September 19, 2006

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.
          The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable
          The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable
          The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in Texas; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

          Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Dallas and state of Texas on the 19th day of September 2006.

HIGHLAND DISTRESSED OPPORTUNITIES FUND, INC.

By:	/s/ James D. Dondero

	Name:	James D. Dondero
	Title:	President
Attest:

/s/ M. Jason Blackburn

Name:	M. Jason Blackburn
Title:	Secretary

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